
Mail Stop 4720

August 22, 2018

Alan W. Jackson
Executive Vice President and
Chief Financial Officer
Capital Bancorp, Inc.
One Church Street
Rockville, MD 20850

> **Re:** **Capital Bancorp, Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 20, 2018**
> **CIK No. 0001419536**

Dear Mr. Jackson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Selected Historical Consolidated Financial and Other Data

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures, page 17

1. We note that you have titled several of your non-GAAP measures as "pro forma." Based on the information in the filing, it does not appear that this information is pro forma financial information based on the guidance in Article 11 of Regulation S-X. If true, please revise your presentation to more clearly present your non-GAAP measures eliminating the use of the words pro forma.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Financial Services

cc: William H. Levay, Esq.